Exhibit 99.1

Hywin Holdings Ltd. to Hold Annual General Meeting on May 27, 2022

SHANGHAI, May 10, 2022 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. ("Hywin Wealth", “Hywin”, or the "Company") (NASDAQ: HYW), a leading independent wealth management service provider in China, today announced that an annual general meeting (the "AGM") of the Company will be held at 10:00 a.m. on May 27, 2022 (Beijing time) at F3, Hywin Financial Centre, 8 Yincheng Mid. Road, Pudong New District, Shanghai City, People’s Republic of China, 200120. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of records and beneficial owners of the Company's American Depositary Shares ("ADSs") to discuss Company affairs with the management team.

The record date (the "Record Date") for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on May 9, 2022.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company's ADSs are also welcome to attend the AGM.

The Company’s annual report for the fiscal year ended June 30, 2021 can be accessed on the Company’s investor relations website at https://ir.hywinwealth.com as well as the website of the U.S. Securities and Exchange Commission at www.sec.gov. The Company will provide a hard copy of its annual report for the year ended June 30, 2021 containing the audited consolidated financial statements, free of charge, to its shareholders and holders of ADSs upon request. Requests should be directed to the Company’s investor relations department at ir@hywinwealth.com.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth management service provider in China focused on providing asset allocation advisory services and comprehensive financial products to high-net-worth clients. The Company’s primary services are wealth management, asset management, and other comprehensive financial services. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platforms serve clients across generations. For more information, please visit https://ir.hywinwealth.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: HywinPR@icrinc.com